ALLIED GOLD LIMITED

24 December 2009

Companies Announcement Office
Australian Securities Exchange Limited

TOP 20 SHAREHOLDERS AND DISTRIBUTION SCHEDULE

In accordance with ASX Listing Rule 3.4, please find following the Top 20 Shareholding Listing and distribution schedule following the close of the takeover of Australian Solomons Gold Limited.

Yours faithfully

Peter Torre
Company Secretary

*** T O P 2 0 H O L D E R S *** (RSP520:20.10:231209)
ALLIED GOLD LTD/ALD RUN NUMBER 1237 22/12/2009 A.C.N. 104
855 067 PAGE : 1

CLASS GROUP: *G1/ORDINARY SHARES (GROUPED)

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	COMPUTERSHARE CLEARING PTY LTD <CCNL DI A/C>	284,511,916	27.44	1
	CANADIAN REGISTER CONTROL C/- GTU	262,227,210	25.29	2
	HSBC CUSTODY NOMINEES (AUSTRALIA) LTD	212,496,113	20.50	3
	NATIONAL NOMINEES LIMITED	96,119,439	9.27	4
	J P MORGAN NOMINEES AUSTRALIA LIMITED	31,463,234	3.03	5
	AURIONGOLD LIMITED	19,237,059	1.86	6
	CITICORP NOMINEES PTY LIMITED	12,857,597	1.24	7
	MINERAL COMMODITIES LIMITED	10,534,379	1.02	8
	ANZ NOMINEES LIMITED <CASH INCOME A/C>	10,344,888	1.00	9
	PATICOA NOMINEES PTY LTD	4,997,014	0.48	10
	NEFCO NOMINEES PTY LTD	3,106,188	0.30	11
	ZURICH BAY HOLDINGS PTY LTD <MINESITE CONSTRUCTION A/C>	2,907,500	0.28	12
	MARK R WELCH & SHARON S WELCH <JT TEN A/C>	2,350,000	0.23	13
	MR MARK VICTOR CARUSO	2,000,000	0.19	14
	MR MARK VICTOR CARUSO	1,794,168	0.17	15
	W PIERCE CARSON	1,663,682	0.16	16
	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	1,440,398	0.14	17
	DR WOLF GERHARD MARTINICK	1,400,000	0.14	18
	MR BRADLEY GEORGE BOLIN	1,350,000	0.13	19
	MR GREGORY HUGH STEEMSON & MRS BARBARA FAY STEEMSON <GH STEEMSON FAMILY SUPER A/C>	1,100,000	0.11	20
	*** REPORT TOTAL ***	963,900,785	92.98	
	*** REMAINDER ***	72,811,950	7.02	
	*** GRAND TOTAL ***	1,036,712,735	100.00	

CRP/COMPUTERSHARE INVESTOR SERVICES *** Range Of Units Summary ***
(RSP510:20.11:231209)
ALLIED GOLD LTD/ALD RUN NUMBER 1237 22/12/2009 A.C.N. 104
855 067 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *
*G1 /ORDINARY SHARES (GROUPED)						
Holders						
Issuer	425	368	162	236	31	1222
Chess	121	401	308	706	120	1656
Total	546	769	470	942	151	2878
Units						
Issuer	181862	1001165	1306480	7080102	296025023	305594632
Chess	51098	1244524	2626378	24320984	702875119	731118103
Total	232960	2245689	3932858	31401086	998900142	1036712735

TOTAL HOLDERS FOR CLASSES SELECTED 2878

TOTAL UNITS " " " 1036712735